SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

April 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Keating Capital, Inc. – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Keating Capital, Inc. (the “Company”), we transmitted for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on April 15, 2014.

 Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely, /s/ Cynthia M. Krus

ATLANTA                      AUSTIN                                HOUSTON                       NEW YORK                                WASHINGTON DC